

July 23, 2020

Keith Pratt
Chief Financial Officer
MCGRATH RENTCORP
5700 Las Positas Road
Livermore, CA 94551-7800

      Re: MCGRATH RENTCORP
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 25, 2020
          Form 8-K Filed February 25, 2020
          File No. 0-13292

Dear Mr. Pratt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 25, 2020

Exhibit 99.1, page 1

1. Reference is made to your disclosure of full year 2020 expected Adjusted EBITDA. In future filings, please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Adam Phippen at (202) 551-3336 or Donna Di Silvio at (202) 551-3202 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services